Item 7
 Aperio Group, LLC
 BlackRock Asset Management Canada Limited
 BlackRock Mexico Operadora, S.A. de C.V., Sociedad Operador
 BlackRock Fund Advisors*
 BlackRock Financial Management, Inc.



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.